Law Offices of Stephen M. Fleming PLLC
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August 12, 2008

Raquel Howard, Staff Accountant
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:     Axcess Medical Imaging Corporation
Item 4.01 Form 8-K
Filed July 17, 2008
File No. 000-52563

Dear Ms. Howard:

This firm is counsel to Axcess Medical Imaging Corporation (the “Company”). Below, please find our responses to your July 23, 2008 comment letter.

1.           Please disclose whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with Kenne Ruan, CPA, P.O. (the "Former Auditor") or reportable events. Your current disclosure in the third paragraph of Item 4.01 covers the period from the date of engagement through the date you informally dismissed the Former Auditor; it should cover the period through the date you formally dismissed them.  Refer to Item 304(a)(l)(iv) and (v) of Regulation S-K.

Response

The Company has revised the Form 8K to disclose that during the Company’s two most recent fiscal years and any subsequent interim period through the date of the former dismissal there were no disagreements with the Former Auditor or reportable events.

2.           Please include an updated letter from your Former Auditor addressing your revised disclosures as Exhibit 16 letter to your Form 8-K/A.

Response

We have included an updated letter from the Former Auditor.

3.           We note that Firstway Enterprises, Inc. acquired U.S. Imaging Holding LLC on May 2, 2008 in a reverse merger transaction. It appears that you have severed the relationship with your Former Auditor and your current accountant is RBSM LLP. Please tell us whether a new independent accountant has been engaged to audit your financial statements. If so, provide the requisite disclosures set forth by Item 304(a)(2) of Regulation S-K within an Item 4.01 Form S-K.

Response

On May 2, 2008, the Company, which was then known as Firstway Enterprises, Inc., acquired US Imaging Holding LLC (“US Imaging”).  The auditor for US Imaging was RBSM LLP, which was engaged by US Imaging to audit the consolidated financial statements for the years ended December 31, 2007 and 2006 and review the unaudited consolidated financial statements for the three months ended March 31, 2008.  The Company then entered into an engagement agreement with RBSM LLP to act as its auditors for the year ended December 31, 2008 on August 8, 2008.  We have revised the Form 8k to provide the required disclosure for the engagement of RBSM LLP.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming